UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):
    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR


                      For Period Ended: September 30, 2002
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[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Community Bancshares, Inc.
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Full Name of Registrant

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Former Name if Applicable

68149 Main Street
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Address of Principal Executive Office (Street and Number)

Blountsville, Alabama 35031
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City, State and Zip Code

                                     PART II
                                                         RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c) The accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     During the forth quarter, the Company changed external auditors, as previously filed on Form 8-K. The Company needs additional time, so that the new auditors have sufficient time to review the 10Q.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Kerri Newton                      (205)  429-1001
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  (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's net loss for the three months ended September 30, 2002 was $1,809,000, an increase of $776,000 from a net loss of $1,033,000 for the same period in 2001. Both basic and diluted net loss per share was $0.39 for the three months ended September 30, 2002, as compared to a net loss per share of $0.22 for the same period in 2001. This increased loss in 2002 is a result of lower net interest income and increased noninterest expense net of related tax benefit.

     The Company's net loss from continuing operations for the nine months ended September 30, 2002 was $3,676,000 as compared to a net loss from continuing operations of $1,011,000 for the same period in 2001. This is in most part due to increased noninterst expense related to the net loss on other real estate owned and disposal of assets as well as increased other noninterest expenses.

     Discontinued operations provided net income of $5,927,000 for the nine months ended September 30, 2002 as compared to $627,000 for the same period in 2001. Of the net income from discontinued operations in 2002, $8,072,000 represents the gain on the sale transactions themselves before any reduction for income taxes.

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                           Community Bancshares, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2002                         By: /s/  Kerri Newton
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One singed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed in Form 12b-25 but need not restate information that has been correctly furnished.

5. Electronic Filters. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.